

Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

November 5, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 24, 2025, The Nasdaq Stock Market (the "Exchange") received from DeFi Development Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Warrants to Purchase Common Stock, par value $0.00001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi